Exhibit 3.1.1

FILED

AUG 23 1993

DANIEL J. DALTON
Secretary of State

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF Incorporation OF

BIO-REFERENCE LABORATORIES, INC.

To:                              The Secretary of State

State of New Jersey

Pursuant to the provisions of Section 14A:Z-15.1, Corporations, General, of the New Jersey Statutes, the undersigned corporation executes this certificate of amendment to its certificate of incorporation:

(a)                                  The name of the corporation is Bio-Reference Laboratories, Inc.

(b)                                 On July 30, 1993, the board of directors of the corporation duly adopted resolutions approving a one-for-three reverse stock split of the corporation’s authorized and outstanding Common Stock, $.01 par value, and of the corporation’s authorized and outstanding Preferred Stock, $.10 par value, effective at the close of business on August 23, 1993, without changing the par value of the Common Stock and the Preferred Stock and without reducing, distributing or withdrawing the existing capital of the corporation.

(c)                                  This amendment to the corporation’s certificate of incorporation will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the corporation’s capital stock and will not result in the percentage of authorized shares that remains unissued after the reverse stock split exceeding the percentage of authorized shares that was unissued before the reverse stock split.

(d)                                 The 55,000,000 authorized shares and the 6,897,710 outstanding shares of Common Stock are subject to the one-for-three reverse stock split and as a result of same, will be reduced to 18,333,333 authorized shares and 2,299,237 outstanding shares of Common Stock. The 5,000,000 authorized shares and the 1,812,226 outstanding shares of Preferred Stock are also subject to the one-for-three reverse stock split and as a result of same, will be reduced to 1,666,667 authorized shares and 604,076 outstanding shares of Preferred Stock. Any stockholder entitled to receive a fractional share of Common Stock or Preferred Stock as a result of the reverse stock split will be issued one whole share of the New Stock therefor.

(e)                                  The amendment to the corporation’s certificate of incorporation made in connection with the one-for-three reverse stock split is as follows:

RESOLVED that Article 3(A) of this corporation’s certificate of incorporation, be and is hereby amended to decrease the authorized shares of Common Stock, $.01 par value per share, to 18,333,333 shares, without changing the par value per share, and to decrease the authorized shares of Preferred Stock, $.10 par value per share, to 1,666,667 shares, without changing the par value per share, and to read in its entirety as follows:

“3. Capital Stock (A) Authorized Capital Stock. The total number of shares of all classes of stock which this Corporation shall have authority to issue is TWENTY MILLION (20,000,000) shares, consisting of EIGHTEEN MILLION THREE HUNDRED THIRTY - THREE THOUSAND THREE HUNDRED THIRTY THREE (18,333,333) shares of Common Stock, $.01 par value per share (hereinafter, the ‘Common stock’), and ONE MILLION SIX HUNDRED SIXTY SIX THOUSAND SIX HUNDRED SIXTY SEVEN (1,666,667) shares of

Preferred Stock, $.10 par value per share (hereinafter, the ‘Preferred Stock’).”

(f)                                    The effective date of the one-for-three reverse stock split shall be the close of business on August 23, 1993 or the date of filing of this certificate of amendment, whichever is later.

Dated this 20th day of August, 1993.

BIO-REFERENCE LABORATORIES, INC.

	By	/s/ Marc D. Grodman
Marc D. Grodman, President

ATTEST:

/s/ Sam Singer
Sam Singer, Secretary